

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

April 21, 2009

Mr. Neil Blosch
Chief Executive Officer, Principal Accounting Officer
Ultra Sun Corp.
1532 East St. Marks Court
Salt Lake City, Utah 84124

      **RE: Ultra Sun Corp.
             Form 10-12G/A
             Filed April 15, 2009
             File No. 000-53571**

Dear Mr. Blosch:

     We have completed our review of your Form 10 and have no further comments at this time.

                  Sincerely,

                  Larry Spirgel
                  Assistant Director

Cc: Victor Schwarz, Esq.
      VIA FACSIMILE: (801) 685-0949